Exhibit 99.1

GDS Announces Partnership on Renewable Energy Initiatives

Shanghai, China, September 10, 2020 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that GDS and Sembcorp Industries Limited (“Sembcorp”), through their Chinese subsidiaries, signed a Memorandum of Understanding (“MoU”) to partner on renewable energy initiatives. Sembcorp, a Temasek portfolio company, has more than 700 MW of wind power assets in operation across Hebei province and Inner Mongolia autonomous region and also provides innovative water and wastewater treatment solutions in China.

Under the MoU, GDS and Sembcorp will work together to develop and provide renewable energy solutions for GDS data centers wherever accessible in China. Both companies will also seek to explore other opportunities to realize operational synergies between GDS’s green data centers and Sembcorp’s renewable power generation and water management systems.

“We are delighted to collaborate with Sembcorp on these renewable energy initiatives,” said Mr. William Huang, Chairman and Chief Executive Officer, GDS. “Our Chengdu and Zhangbei data centers are already using green power and we are proactively pursuing opportunities to enhance environmental sustainability and support China’s green energy reform.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

About Sembcorp Industries

Sembcorp Industries is a leading energy and urban development group, operating across multiple markets worldwide. As an integrated energy player, Sembcorp is uniquely positioned to support the global energy transition. Leveraging technology and digital innovation, Sembcorp provides solutions across the energy and utilities value chain. Sembcorp has a balanced thermal and renewable energy portfolio of over 12,600 MW, with over 2,800 MW of renewables, battery storage and energy-from-waste capacity. Sembcorp’s urban arm is a recognised leading Asian developer with a strong track record in transforming raw land into sustainable urban developments.

Sembcorp has invested in the China market for over 20 years, providing renewable energy and high-efficiency power generation facilities, innovative water and wastewater treatment solutions, as well as sustainable urban developments. A leader in the industrial water and wastewater treatment business in China, Sembcorp has 19 power and water assets across 12 provincial regions. It has a total operational capacity of over 700 MW of wind power assets across Hebei and Inner Mongolia.

Sembcorp Industries has total assets of over S$23 billion and over 7,000 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and sustainability indices including the FTSE4Good Index, the Dow Jones Sustainability Asia Pacific Index and the iEdge SG ESG indices. For more information, please visit www.sembcorp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com